Exhibit 3
                                                                       ---------



                              WPP GROUP plc ("WPP")


WPP announces that on 31 December 2007 it acquired 212,607 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 644.364504p per share.